UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: August 1, 2020

(Date of earliest event reported)

RED OAK CAPITAL FUND IV, LLC

(Exact name of issuer as specified in its charter)

Delaware	84-3642502
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

625 Kenmoor Avenue SE, Suite 211
Grand Rapids, Michigan 49546
(Full mailing address of principal executive offices)

(616) 734-6099
(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Senior Secured Bonds

ITEM 7. DEPARTURE OF CERTAIN OFFICERS

The information about Mr. Chip Cummings’ resignation set forth under Item 9 of this Current Report on Form 1-U is hereby incorporated by reference into this Item 7.

ITEM 9. OTHER EVENTS

On August 4, 2020, Red Oak Capital Group, LLC (the “Sponsor”), the managing member of the sole member and manager of Red Oak Capital Fund IV, LLC, announced that, effective August 1, 2020, upon receipt of Mr. Chip Cummings’ resignation as Chief Executive Officer of the Sponsor, the Board of Managers (the “Board”) of the Sponsor designated Mr. Gary Bechtel as Chief Executive Officer of the Sponsor and Mr. Cummings as the President of the Sponsor.

In addition, the members of the Sponsor, effective August 1, 2020, increased the size of the Board from three to five managers and appointed Mr. Bechtel and Mr. Jason Anderson to the Board. The Board is now comprised of the following individuals: Gary Bechtel, Chip Cummings, Joseph Elias, Kevin Kennedy and Jason Anderson. Mr. Anderson will also continue his role as Chief Financial Officer of the Sponsor.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Red Oak Capital Fund, IV, LLC, a Delaware limited liability company

By:	/s/ Jason Anderson
Name:	Name: Jason Anderson
Its:	Title: Chief Financial Officer of the Sole Member of the Manager (Principal Financial Officer and Principal Accounting Officer)
Date:	August 6, 2020